February 22, 2007

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington D.C., 20549-7070

Re:	Network CN Inc.
Amendment No. 2 to Form 8-K
Filed September 26, 2006
Form 10-QSB for the Fiscal Quarter Ended June 30, 2006
File No. 000-30264

Dear Ms. Jenkins:

This letter provides additional supplemental responses to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Network CN Inc. (the “Company”) dated October 16, 2006 together with additional queries communicated to the Company by Staff Accountant, Brian K. Bhandari by telephone.

For your convenience, we have included each of the Staff’s comments to which we are providing supplemental responses in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 8-K/A filed September 26, 2006

Guangdong Tianma International Travel Service Co., Ltd. Financial Statements

Notes to Financial Statements

Note 1- Summary of Significant Accounting Policies and Organization

(H) Revenue Recognition, page 7

Staff Comment 2.        It appears that you are recording revenue on a gross basis for travel agency services. Please provide us with an analysis of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, as it relates to these services. Your analysis should address each of the indicators discussed in the related technical guidance and clarify the type of services provided to your customers. We may have further comments.

Tia Jenkins

Senior Assistant Chief Accountant

February 22, 2007

Response:

Tianma operates packaged tours either by itself or through its appointed sub-agents. The appointed sub-agents are only authorized to operate strictly under Tianma’s terms and conditions. Tianma is always the principal in the eyes of customers and the outside service providers, with which complaints or claims, if any, are filed. A typical sale of tour services is as follows:

1.	Customers approach Tianma or its appointed sub-agents to book an advertised packaged tour.
2.	The customers pay a deposit to Tianma directly or through its appointed sub-agents.
3.

When a critical mass of customers for a particular tour is reached, Tianma will contact the customers for tour confirmation and request for full payment. All payments received by the appointed sub-agents are paid to Tianma prior to the commencement of the tours. Tianma will then make corresponding bookings with outside service providers such as airlines, bus operators, hotels, restaurants, etc.

4.

Tianma is ultimately liable to pay the outside service providers irrespective of whether it has received full payment from its customers. In addition, Tianma is also liable to the customers for any claims relating to the tours, such as accidents or tour services. Tianma has adequate insurance coverage for accidental loss arising during the tours.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Financial Statements

Notes to Financial Statements

Note 3 – Acquisition of Subsidiary, page 13

Staff Comment 6.          In connection with your acquisition of a majority interest in Tianma, we note you allocated the entire $815,902 of excess purchase price to goodwill. Tell us how you determined this allocation and your basis for not allocating additional purchase price to other identifiable or customer-related intangible assets (e.g., trade name, customer base, etc.) Refer to SFAS 141. Please advise or revise as necessary.

Response:

We have reviewed the issue after further correspondence with the SEC. We have now separately identified the “overseas trip license” as a valuable intangible asset. A DCF calculation

Tia Jenkins

Senior Assistant Chief Accountant

February 22, 2007

has been undertaken which valued such intangible asset as exceeding the aforementioned $815,902. As such, we have now reclassified such amount from goodwill to intangible assets. We have also considered the values attributable to Tianma’s trade name and customer base, and concluded that they are relatively insignificant and therefore do not warrant any separate valuation.

The amended 10-QSB for the Fiscal Quarter Ended June 30, 2006 and the amended 10-QSB for the Fiscal Quarter Ended September 30, 2006, reflecting the above, have been filed with the Commission on February 22, 2007.

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Daley Mok
Daley Mok
Chief Financial Officer

Enclosures

cc:  Scott C. Kline

Crone Rozynko LLP